September 30, 2009

Melissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	XETA Technologies, Inc.
Schedule TO-I
Filed September 17, 2009
File No. 005-39050

Dear Ms. Duru:

We are submitting this letter on behalf of our client, XETA Technologies, Inc. (the “Company”) in response to the comments contained in your September 25, 2009 letter to me on behalf of the Securities and Exchange Commission with respect to the above-referenced filing (the “SC TO”). We have addressed each of your comments below.  Our responses follow each of the staff’s comments which we have reproduced below in bold type.

Schedule TO-I

Exhibit (A)(1)(A):  Offer to Exchange

General

1.                                      The exchange ratio applicable and number of new options receivable will be based on the closing price of the company’s common stock on the date the options are granted.  You disclose the grant date may or may not be expiration date of the offer.  Accordingly, if options are granted on a date after the expiration date, optionholders who tender in your offer would not have any knowledge of the material terms of the offer prior to expiration of the offer.  This structure would be inconsistent with Item 4 of Schedule TO and Item 1004 of Regulation M-A.  Please revise your offer.

The Company will revise the offer to clarify that the new stock options will be granted on the expiration date of the stock option exchange program (the “Exchange Program”).  The Company will file an amendment to its SC TO and its Offer to Exchange document filed as Exhibit 99-(A)(1)(A) to its SC TO (the “Offer to Exchange”) to reflect this change.

2.                                      Assuming the company grants options on the date of expiration, optionholders would not have any knowledge of the material terms of the offer until, at the earliest, market close on the expiration date at which time the new closing price and exchange ratio could be determined.  Please provide us with your analysis of how the offer as structured, complies with Item 4 of Schedule TO and Item 1004 of Regulation M-A.

In response to the staff’s comments, the Company will take several steps to provide the eligible employee option holders (“Eligible Employees”) with additional information regarding certain material terms of the offer, specifically those relating to the grant date of the new stock options and the applicable exchange rate.  As noted above in our response to Comment 1, the Company will revise the Offer to Exchange to clarify that the new stock options will be granted on the expiration date of the Exchange Program.  The Company will also revise the Offer to Exchange to include a table illustrating a range of option exchange ratios based on potential variations in the Company’s stock price.  Specifically, the table provides an illustrated exchange ratio at the recent stock price of $2.45 per share plus eight additional potential exchange ratios based on stock prices which are 5%, 10%, 15%, and 20% higher and lower than $2.45 per share.  The Company will also include a second table illustrating the number of new stock options per 100 options surrendered based on the hypothetical closing prices used in the previous table.  We have set forth these tables on Schedule 1 to this letter and incorporated them herein by reference, for your review.  Additionally, the Company will notify the Eligible Employees of the final exchange ratios based on the closing price of the Company’s stock on the date of the expiration of the offer.  This notification will occur via email as soon as practicable after the market close on the expiration date of the Exchange Program, and Eligible Employees will have until 11 p.m. Central Time, or approximately 7 hours, to finalize their elections.  The Company will also amend its Offer to Exchange to disclose this notice procedure to Eligible Employees.

The revisions outlined above clarify the grant date, provide for the opportunity to evaluate the offer along a range of likely stock market prices, and provide a mechanism for a final review of the offer based on the actual exchange ratios.  We believe that these three revisions to the Exchange Program and Offer to Exchange provide the information necessary to solidify the material terms of the offer for the Eligible Employees, consistent with the Commission’s position in previous no-action letters issued in similar offerings where the exchange rate was not fixed at the outset of the offering period.  In support of this belief, please consider the following:

Background:  It is important to the Company that the new options are granted on the expiration date of the offer and carry an exercise price equal to the fair market value of the common stock on grant date.  The Company specifically structured the offer as a value-for-value exchange so that it would be essentially cost neutral to the Company and would not create a one-time compensation cost in the accounting period in which the exchange is affected.  The option exchange program approved by the Compensation Committee of the Company’s Board of Directors, as well as the proposal presented to and approved by its shareholders, was predicated on the option exchange being calculated as a value-for-value exchange.  To affect such an exchange, the final exchange ratios cannot be computed prior to the expiration of the offer and the exercise price for the new grant date is established.  Furthermore, the Company’s stock option plan pursuant to which the new options will be issued, dictates that the exercise price of options granted under the plan shall not be less than fair market value of such shares on the date the option is granted.  Fair market value is defined in the plan as “the closing price of the Stock as reported on the NASDAQ stock market for the applicable date, or if there were no sales on such date, on the last day preceding the applicable date on which there were sales.”  Moreover, if the Company were to grant options with an exercise price that is less than the market price of the underlying stock on the date of grant, such action would trigger a tax penalty under Section 409A of the Internal Revenue Code.

Legal Analysis:  Pursuant to Item 4 of Schedule TO and Item 1004 of Regulation M-A, companies engaged in tender offer transactions such as a stock option exchange program must provide the eligible option holders with a description of the material terms of the transaction, including “the type and amount of consideration offered” to the option holders.  For the reasons described under “Background” above and under this legal analysis, we respectfully submit that the Exchange Program and Offer to Exchange, as the Company intends to amend it in the manner discussed above, will be sufficient to inform the Eligible Employees of the material terms of the transaction.

Although the exchange ratios to be used by the Company are not fixed at the outset of the Exchange Program, the Commission has granted no-action relief in numerous tender offers where the exchange ratio or other amount of consideration was not specifically established until either late into the offering period (see Lazard Freres & Co., SEC No-Action Letter (August 11, 1995), on the expiration date of the offering period (see Kraft Foods Inc., SEC No-Action Letter (July 1, 2008) and Weyerhaeuser Company, SEC No-Action Letter (February 23, 2007), and in some cases even after the offering period expired (Microsoft Corporation, SEC No-Action Letter October 15, 2003); (Comcast Corporation, SEC No-Action Letter (October 7, 2004).

Moreover, the Company’s Exchange Program is being offered for compensatory purposes.  In this context, the Commission appears to allow that under appropriate circumstances, absolute price certainty in a transaction for compensatory purposes is not an essential requirement so long as a rational and objective pricing methodology is employed.  See Microsoft Corp., SEC No-Action Letter (Oct. 15, 2003); Comcast Corp., SEC No-Action Letter (Oct. 7, 2004).

The Company’s Exchange Program contains the following features which we believe will provide the Eligible Employees with adequate knowledge of the material terms of the transaction and sufficient time to finalize a decision whether to tender or withdraw their eligible options after the final exchange ratios have been announced:

•                  The Eligible Employees have been provided information with regard to the relative value relationship of the Eligible Options and new stock options and the valuation methodology that will be used to calculate the final exchange ratio, which method will not change during the Exchange Program.

•                  Eligible Employees will receive information regarding hypothetical exchange ratios based upon a range of assumed closing prices which the Company believes will approximate the closing price on the expiration date.  Eligible Employees will also receive information regarding the number of new stock options per 100 eligible options surrendered based upon such hypothetical exchange ratios.  This information will be provided in an amended SC TO and Offer to Exchange.  The Company will notify the Eligible Employees of this additional information by email on or before that date, and will file a copy of the email with the Commission the same date as an additional exhibit to its SC TO.

•                  Shortly after 3:00 p.m. Central Time on the expiration date of the Exchange Program, the Company will furnish Eligible Employees with the final exchange ratios by email and by posting this information on the Company’s intranet site.  The Company will also have designated Company employees or other agents available to answer questions from eligible employees after the exchange ratios are announced and prior to the expiration of the offer.  The Company will amend its SC TO and Offer to Exchange to disclose these additional procedures.

In light of the foregoing, we respectfully submit that the Exchange Program and corresponding Offer to Exchange, as will be amended as described above, will comply with Item 4 of Schedule TO and Item 1004 of Regulation M-A.

3.                                      In addressing our comments, please also provide an analysis of how any revised offer would allow sufficient time for holders to consider whether to tender or withdraw following the announcement of the material terms of the offer (i.e., the exact exchange ratio).  As the filing persons are aware, Rules 13e-4(f)(l)(ii) and 14e-l(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders.  If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(l)(ii), then provide us with a legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(l)(ii) and 14e-l(b).  Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

We respectfully refer you to our response to Comment 2 above in regards to this comment as it relates to “any increase or decrease in the consideration offered.”  For the reasons cited therein, we do not believe that a stock option exchange program like the Company’s, which is structured as a value-for-value exchange which necessarily delays the establishment of a final exchange ratio until the date of expiration of the Exchange Program, involves an “increase or decrease” in the consideration being offered, within the meaning or spirit of Rule 13e-4(f)(I)(ii).  Consequently, we do not believe that we are required to extend the time frame of the offer period beyond the time when the final exchange ratios are established.  Moreover, the Company intends to file the amendment to its SC TO, providing the additional information concerning the hypothetical exchange rates based upon a range of assumed closing prices, on or before October 2, 2009, at which point there are ten business days remaining in the original Exchange Program offer period.

Summary of Terms—Questions and Answers, page 4

Q23.  What do I need to do to participate in the Exchange Program, page 9

4.                                      We note that the only means to tender is electronically through the company’s intranet website and that “submissions by any other means will not be accepted.”  Please provide us with a legal analysis as to why you believe restricting the means of tendering to this process under all circumstances is acceptable.  Your response should also address the consideration you have given to accommodating eligible optionholders who may not have computer access or who may experience difficulties (technical or otherwise) in accessing the intranet website.

In accordance with our telephone discussion concerning this issue, the Company will revise the Offer to Exchange to reflect that if an Eligible Employee is unable to access the Company’s intranet or otherwise has difficulty submitting an election online via the Company’s intranet website, Eligible Employees will be permitted to submit a paper Election Form via facsimile, or U.S. mail or courier.  We will file the paper Election Form as an additional exhibit to the Company’s SC TO.  The Company will provide the paper Election Form to Eligible Employees via email, the text of which will also be filed as an additional exhibit to the Company’s SC TO.

Q28.  How do I withdraw or change my election, page 10

5.                                      We note that withdrawals may only be submitted through the company’s intranet website.  Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2).  We may have additional comments.

In accordance with our phone discussion concerning the previous issue, the Company will revise the Offer to Exchange to reflect that Eligible Employees who submitted a paper Election Form, or who are unable to access the Company’s intranet website or otherwise have difficulty with the Company’s intranet website for purposes of withdrawing or changing an online election, will be permitted to submit a paper Notice of Withdrawal via facsimile, or U.S. mail or courier.  We will file the paper Notice of Withdrawal as an additional exhibit to the Company’s Schedule TO.  The Company will provide the Notice of Withdrawal to Eligible Employees via email, the text of which will also be filed as an exhibit to the Company’s SC TO.

Conditions of the Exchange Program, page 22

6.                                      Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

This will confirm the Company’s understanding that (i) should the Company decide to proceed with the Exchange Program notwithstanding the occurrence of any of the events listed in the Offer to Exchange as conditions to the Exchange Program, such decision constitutes a waiver of the condition, and (ii) depending upon the materiality of the waived condition and the number of days remaining in the offer period, the Company may be required under such circumstances to extend the offer period of the Exchange Program and re-circulate new disclosure to the eligible employees regarding same.

7.                                      Please see our comment above.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the company’s understanding in your response letter.

This will confirm the Company’s understanding that when a condition to the Exchange Program is triggered by events that occur during the offer period and before the expiration of the Exchange Program, the Company must inform the holders of eligible options promptly, rather than wait until the end of the offer period, that it intends to proceed, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Summary Consolidated Income Statements and Balance Sheets, page 28

8.                                      Please include all the information required by Item 1010(c) of Regulation M-A.  For example, revise to include disclosure of the ratio of earnings to fixed charges for the relevant periods required.

The Company believed that because it is a “smaller reporting company” as defined by Rule 229.10(f), the information prescribed by Item 1010(c) of Regulation M-A which is to be computed in a manner consistent with Item 503(d) of Regulation S-K, was not required pursuant to Item 503(e) of Regulation S-K.  However, following our discussion of this issue with you during our phone conference, the Company is compiling this information and will include it in an amendment to its Schedule TO and the Offer to Exchange.

Extension of Exchange Program: Termination:  Amendment, page 33

9.                                      You disclose that if the offer is extended, you will provide appropriate notice no later than 11pm Central Time on the next business day after the scheduled expiration date.  Rule 14e-1(d) requires that you make a public announcement in the event the offer is extended no later than 9 a.m. Eastern time on the next business day after the scheduled expiration date.  Please revise the offer accordingly.

The Company will revise the Offer to Exchange in accordance with Rule 14e-1(d) to provide that if the Exchange Program is extended, the Company will provide appropriate notice to the eligible employees no later than 8 a.m. Central Time (9 a.m. Eastern time)  on the next business day after the scheduled expiration date.

10.                               Refer to the language in the second paragraph of this section.  You may not terminate or amend an offer by giving only oral notice to option holders.  Please revise to clarify.

The Company will revise the Offer to Exchange to delete the words “oral or” from the language in the second paragraph of the section entitled “Extension of Exchange Program; Termination.”

In addition to the foregoing responses, enclosed please find a written statement from the Company signed by Robert B. Wagner, the Company’s Chief Financial Officer, pursuant to your request as set out in the third paragraph on page 4 of your comment letter.

Thank you for your time and attention to this matter.  Please let us know if you have additional questions or need supplemental information to further satisfy your questions and/or comments.

BARBER & BARTZ

/s/Nancy Jones

Nancy Hanania Jones

NHJ/dlh

Cc:	Robert B. Wagner, CFO
XETA Technologies, Inc.

Schedule 1

XETA Technologies, Inc.

Schedule TO-I

Filed September 17, 2009

File No. 005-39050

Illustrated Exchange Ratios based on Closing Share Prices Which are 20% Below and 20% Above a
Recent Closing Price of our Common Stock of $2.45

Grant Date of Old Options	Eligible Option Exchange Price	$1.96	$2.08	$2.21	$2.33	$2.45	$2.57	$2.70	$2.82	$2.94
10/19/06	$2.95	1.7500	1.6274	1.5455	1.4595	1.3951	1.3371	1.2887	1.2381	1.2035
07/05/07	$3.25	1.5167	1.4328	1.3600	1.3171	1.2556	1.2268	1.1792	1.1404	1.1148
11/01/01	$3.63	1.8958	1.7778	1.7000	1.6119	1.5270	1.4691	1.4045	1.3542	1.3077
12/05/07	$4.14	1.9783	1.8824	1.7586	1.6875	1.5915	1.5455	1.4706	1.4130	1.3737

Approximate Number of New Options Granted Per 100 Options Surrendered based on Closing Prices
Ranging from 20% Below to 20% Above a Recent Closing Price of our Common Stock of $2.45

Number of Old Options Surrendered	Eligible Option Exchange Price	$1.96	$2.08	$2.21	$2.33	$2.45	$2.57	$2.70	$2.82	$2.94
100	$2.95	57	61	65	69	72	75	78	81	83
100	$3.25	66	70	74	76	80	82	85	88	90
100	$3.63	53	56	59	62	65	68	71	74	76
100	$4.14	51	53	57	59	63	65	68	71	73

September 30, 2009

The undersigned, Robert B. Wagner, Chief Financial Officer (“CFO”) of XETA Technologies, Inc. (the “Company”), in connection with the filing by the Company of a Schedule TO-I on September 17, 2009 and any subsequent amendments thereto (the “Schedule TO”), hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•                  Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

XETA Technologies, Inc.

/s/Robert B. Wagner

Robert B. Wagner, Chief Financial Officer